

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3620

March 25, 2009

Via U.S. mail and facsimile
Michael C. Wu
General Counsel
Rosetta Stone Inc.
1919 North Lynn Street, 7th Floor
Arlington, Virginia 22209

> **Re: Rosetta Stone Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed March 17, 2009**
> **File No. 333-153632**

Dear Mr. Wu:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We are in receipt of your response to our comments on your confidential treatment request regarding exhibit 10.12 to the Form S-1, and will respond under separate cover.

Use of Proceeds, page 36

1.   The dollar amount of offering proceeds designated for specific purposes appears relatively small in relation to the anticipated net proceeds. As you lack a specific plan to apply a significant portion of the proceeds, please discuss the principal reasons for this offering. Refer to Item 504 of Regulation S-K. If we are correct in understanding that the principal purpose of the offering is to provide liquidity for the financial backers who are your selling shareholders and the executive and employee shareholders, it appears this purpose should be described.

Executive Compensation

Compensation Discussion and Analysis, page 103

General

2.   We note the recent equity awards in 2009 discussed on page 113 as well as the related payments that will be made from offering proceeds to discharge personal

income tax obligations of corporate executives. Please expand the subsection beginning on page 113 entitled, "Elements of Our Executive Compensation Program" to discuss company policies and practices concerning the payment of personal tax obligations of executives. Discuss your policies and practices concerning whether gross-up payments or other personal tax obligations of executives may be paid by the company and discuss the factors or conditions that are considered or will affect whether this type of compensation is awarded and its amount. Explain how corporate payment of executive tax obligations fits into your overall compensation objectives. Address how decisions regarding this element of compensation affect decisions regarding other elements of compensation. Clarify whether the policy and practices relating to company payment of personal tax obligations of executives may be applied to future periods.

Allocation of Equity Compensation Awards, page 109

3.   We note your disclosure in this section, including the factors that the committee considers in allocating stock options to your NEOs, that the committee generally grants options quarterly, and that you do not have specific share retention and ownership guidelines for your executives. However, we also note your disclosure on page 114 regarding the stock options the committee intends to grant to your NEOs prior to the offering in order to put each NEO's total equity ownership between the 50th to 75th percentile of their peers, and that the committee intends to make similar awards on an annual basis. Please reconcile these disclosures.

IPO Option and Restricted Stock Grants, page 114

4.   We note that you commissioned a compensation consultant in regard to these awards. Explain in further detail the role of the consultant as well as the role of the determinations by the company in establishing the amount of options to award to your NEOs. Clarify whether the peers looked at are the same ones that are listed on page 104. Provide appropriate information regarding the identities of the peers and how there were selected, as applicable.

Information Not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution, page II-1

5.   In your response letter, please provide a breakdown of the "Accounting fees and expenses" line item.

Closing

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Marc Thomas at (202) 551-3452 or, in his absence, Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, me at 202-551-3462 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

                         Sincerely,

                         Mark P Shuman
                         Branch Chief

cc: Brian P. Fenske, Esq. (by facsimile, 713-651-5246)